Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 11, dated August 22, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update, correct and supersede certain information for the following Series (the “Updated Series”):

●	Landa App LLC – 8658 Ashley Way Douglasville GA LLC

LANDA APP LLC

20 W. 22nd Street

Suite 1411

New York, NY 10010

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Refinance Note, Title Transfer, and Property Insurance Expiration

The tables below (the “Update Tables”) show key information related to the Updated Series and its underlying Property. The information in the Update Tables supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

As previously disclosed in the Company’s Offering Circular, each Series is expected to pay down, or otherwise discharge, the outstanding balance of its Acquisition Note with (i) the proceeds received in exchange for a commercial promissory note bearing interest at current market rates to be issued by a third party lender (a “Refinance Lender”) after the qualification date of the offering statement of which the Offering Circular forms a part (a “Refinance Note”), and (ii) substantially all of the net proceeds from the Series Offering. Further, the Company filed Supplement #7 to its Offering Circular on June 26, 2023, which expressly amended the definition of “Refinance Lender” to include a third party lender or an affiliate of the Manager, a copy of which can be found here.

In furtherance of the above, on August 18, 2023, the Series listed below entered into a Refinance Note with Landa Financing LLC, an affiliate of the Series and its Manager, the terms of which are listed in the table below. The Refinance Note is secured by the Property underlying the respective Series and any other assets of the Series, and bears interest at a rate equal to Overnight SOFR + 3.5%.

Landa Series LLC Borrower	Loan Amount	Interest Rate		Loan Date	Maturity Date
Landa App LLC – 8658 Ashley Way Douglasville GA LLC	$114,545		(1)	08/18/2023	08/18/2025

(1)	Bears interest at Overnight SOFR + 3.5%.

The foregoing is a summary of the terms of the Refinance Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Commercial Promissory Note, a copy of which is filed as Exhibit 6.1 to our Form 1-U, filed on August 22, 2023, which can be found here.

On August 18, 2023, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) of the following property (“Property”) to the Series set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for the Property to the Series.

Series	Property
Landa App LLC – 8658 Ashley Way Douglasville GA LLC	8658 Ashley Way, Douglasville, Georgia 30134

Lastly, the Offering Circular states that the Manager cannot ensure that property insurance will be adequate to cover actual losses or that such insurance will continue to be available at reasonable costs, if at all, which could inhibit a Series’ ability to finance or refinance the underlying Property and result in uninsured losses. In such instances, a Series may be required to provide other financial support, either through financial assurances or self-insurance to cover potential losses. A Series may not have adequate coverage for such losses. If a Property incurs a loss that is not fully insured, the value of the Series’ asset will be reduced by such uninsured loss, which would reduce the value of the investment.

Accordingly, and in connection with the paragraph above, the Manager has determined that carrying insurance for the following two Series is no longer reasonable or available at reasonable costs, and the property insurance policy for these two Series will expire effective August 24, 2023:

Series	Property
Landa App LLC – 8658 Ashley Way Douglasville GA LLC	8658 Ashley Way, Douglasville, Georgia 30134